Mail Stop 3561

January 16, 2009

David C. Pratt
Chief Executive Officer
Gander Mountain Company
180 East Fifth Street, Suite 1300
Saint Paul, MN 55101

        **Re:**    **Gander Mountain Company**
                **Form 10-K for Fiscal Year Ended February 2, 2008**
                **Filed May 2, 2008**
                **Forms 10-Q for the Quarters Ended May 3, August 2 and**
                **November 1, 2008**
                **Filed June 17, September 16 and December 16, 2008**
                **Definitive Proxy Statement filed on Schedule 14A**
                **Filed May 13, 2008**
                **File No. 0-50659**

Dear Mr. Pratt:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 2, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Off-balance Sheet Arrangements, Contractual Obligations and Commitments, page 56

1.  Please include a separate discussion of your off-balance sheet arrangements, if any, in accordance with Item 303(a)(4) of Regulation S-K.

2.  Please disclose scheduled interest payments under your long-term debt agreements in the table or in a footnote to the table.  Given that the interest rate under your term loan agreement is variable, you should disclose the basis for your computation of estimated interest payments.  In addition, please disclose that operating lease obligations exclude insurance, taxes, maintenance and other costs and provide a context for readers to understand the impact of such costs on the obligations.  Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Note 2.  Summary of Significant Accounting Policies, page 71

Revenue Recognition, page 73

3.  Please disclose information related to your estimated returns reserve account in Schedule II –Valuation and Qualifying Accounts.  See Rules 5-04 and 12-09 of Regulation S-X.

4.  For internet and catalog sales shipped from your vendors' distribution centers, please disclose whether you recognize revenue on a gross or net basis and explain to us why your presentation is appropriate under the guidance in EITF 99-19.  Additionally, please clarify when title passes to your customers related to internet and catalog sales and disclose whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements.

Note 4.  Goodwill and Intangible Assets, page 80

5.  Please disclose the information required by paragraph 45c. of SFAS 142 related to the activity in goodwill for each period presented.

Note 20.  Segments, page 98

6.  Please tell us the number of operating segments comprising your retail segment and explain to us why it appropriate to aggregate these operating segments into one reportable segment.  In doing so, specifically explain to us how you

considered large and standard format stores and northern and southern market stores in determining operating segments under paragraphs 10-15 of SFAS 131. Additionally, please explain in detail how your chief operating decision maker reviews the Company's financial results in making decisions about allocating resources and assessing performance, including how your organization is structured for purposes of reviewing financial results, such as by store format or geographic area.

## Note 21.  Summary of Quarterly Results (Unaudited), page 99

7. Your presentation of stores open at the end of the quarters, comparable store sales increase (decrease) and total square feet at end of the periods are financial measures that are neither required nor expressly permitted by GAAP.  As such, please revise to present these measures outside of the financial statements.  Refer to Item 10(e)(5) of Regulation S-K.

## Item 9A.  Controls and Procedures, page 101

## Changes in Internal Controls over Financial Reporting, page 101

8. Please revise your disclosures regarding changes in internal control over financial reporting to comply with Item 308(c) of Regulation S-K.  Specifically, please state that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

## Exhibits 31.1 and 31.2

9. Please revise the certifications to comply with the exact form in Item 601(b)(31) of Regulation S-K.  Specifically, revise to include the parenthetical language omitted from paragraph 4(d).

## Definitive Proxy Statement filed on Schedule 14A

## Directors and Director Nominees, page 4

10. Please revise the business experience of David Pratt, Karen Bohn and Richard Dell for the past five years by adding dates or the duration of employment.  Refer to Item 401(e) of Regulation S-K.

11. Please advise us of your basis for concluding that Ronald A. Erickson, Gerald A. Erickson and David Pratt are independent directors given their stockholdings and the employment of Mr. Pratt's son.

Security Ownership of Principal Shareholders and Management, page 10

12. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Holiday Stationstores, Inc. and Dimensional Fund Advisors LP.

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

Determining Executive Compensation for the Fiscal Year Ended February 2, 2008, page 13

13. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn incentive compensation. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons or provide disclosure of this information. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Cash Incentive Compensation, page 14

14. We note your disclosure that in 2007 you implemented a bonus program that was keyed off of your initial margin for each fiscal month. We also note that you do not list any bonuses for your named executives for 2007 in your Summary Compensation Table. Please confirm that you did not pay any bonuses for 2007 and, if true, revise your discussion of the 2007 bonus program to so state. Otherwise, clarify that these amounts are included under the non-equity incentive column of the Summary Compensation Table.

Other Agreements and Policies, page 16

Share Ownership Guidelines for Directors and Officers, page 16

15. Please disclose the ownership levels set in the stock guidelines that you reference in this section. See Item 402(b)(2)(xiii) of Regulation S-K.

Potential Payments Upon Termination or Change-in-Control, page 21

16. Please explain why you selected the identified multiples of compensation as severance payments with respect to the named executive officers.

Certain Relationships and Related Person Transactions, page 25

Transactions with David C. Pratt and His Affiliates, page 25

17. Disclose whether the transactions and agreements with David C. Pratt and his affiliates were comparable to terms you could have obtained from unaffiliated third parties.

Review, Approval or Ratification of Related Party Transactions, page 26

18. Please indicate whether the related person transactions you describe in the discussion above this discussion were reviewed in accordance with this policy. In this regard, please clarify which transactions were entered into after the adoption of the related person transaction policy. Further, please file the material related person contracts as exhibits. See Item 601(b)(10) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended November 1, 2008

Liquidity and Capital Resources, page 16

19. On page 19 and 20 you identify several known trends, demands, commitments, events and uncertainties that will result in or are reasonably likely to in result in your liquidity decreasing in a material way. In this regard, please revise your disclosure to provide additional information about the future variability and certainty of cash flows. Refer to Item 303(a) of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tony Watson, Accountant, at (202) 551- 3318 or Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340, if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director